# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: INHIBRX BIOSCIENCES, INC., CIK 0002007919
CUSIP: 45720N103
Title of class of securities: Common Stock, par value $0.0001
Address of issuer's principal executive offices: 11025 N. Torrey Pines Road, Suite 140, Suite 1200, La Jolla, California (CA), 92037
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001224962

## Reporting persons
- Perceptive Advisors LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,489,443; sole dispositive power 0; shared dispositive power 1,489,443; aggregate amount beneficially owned 1,489,443 (9.99% of the class)
- Joseph Edelman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,489,443; sole dispositive power 0; shared dispositive power 1,489,443; aggregate amount beneficially owned 1,489,443 (9.99% of the class)
- Perceptive Life Sciences Master Fund, Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,489,443; sole dispositive power 0; shared dispositive power 1,489,443; aggregate amount beneficially owned 1,489,443 (9.99% of the class)

## Item 1. Issuer
Name of issuer: INHIBRX BIOSCIENCES, INC.
Address of issuer's principal executive offices: 11025 N. Torrey Pines Road, Suite 140, La Jolla, California, 92037

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this report (collectively, the "Reporting Persons") with respect to shares of Common Stock, par value $0.0001 (the "Common Stock") of INHIBRX BIOSCIENCES, INC. (the "Issuer") are:

(i) Perceptive Advisors LLC ("Perceptive Advisors")
(ii) Joseph Edelman ("Mr. Edelman")
(iii) Perceptive Life Sciences Master Fund, Ltd. (the "Master Fund")
Address of principal business office or, if none, residence:
The address of the principal business office of each of the Reporting Persons is:

51 Astor Place, 10th Floor, New York, NY 10003
Citizenship:
Perceptive Advisors is a Delaware limited liability company.
Mr. Edelman is a United States citizen.
The Master Fund is a Cayman Islands corporation.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover pages to this Schedule 13G. The ownership percentages reported are based on 14,717,660 shares of Common Stock outstanding as of August 7, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 13, 2026, and assume the exercise of pre-funded warrants held by the Reporting Persons for 191,680 shares of Common Stock.

Neither Perceptive Advisors nor Mr. Edelman directly holds any shares of Common Stock or pre-funded warrants. The Master Fund directly holds 1,297,763 shares of Common Stock and 732,157 pre-funded warrants (the "Pre-Funded Warrants") immediately exercisable for shares of Common Stock at an exercise price of $0.0001 per share, subject to the Beneficial Ownership Limitation (as defined below). The terms of the Pre-Funded Warrants provide that the Pre-Funded Warrants may not be exercised if, after such exercise, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, more than 9.99% of the shares of Common Stock then issued and outstanding after giving effect to such exercise (the "Beneficial Ownership Limitation"). As of the date hereof, the Beneficial Ownership Limitation permits the Reporting Persons to exercise Pre-Funded Warrants for an aggregate of not more than 191,680 shares of Common Stock. In providing the beneficial ownership information set forth herein, the Reporting Persons have assumed that the remaining Pre-Funded Warrants held by the Reporting Persons are not exercisable due to the Beneficial Ownership Limitation. Perceptive Advisors serves as the investment manager of the Master Fund and may be deemed to beneficially own such shares. Mr. Edelman is the managing member of Perceptive Advisors and may be deemed to beneficially own such shares.
Percent of class:
Perceptive Advisors: 9.99%
Mr. Edelman: 9.99%
Master Fund: 9.99%
Sole power to vote or to direct the vote:
Perceptive Advisors: 0
Mr. Edelman: 0
Master Fund: 0
Shared power to vote or to direct the vote:
Perceptive Advisors: 1,489,443
Mr. Edelman: 1,489,443
Master Fund: 1,489,443
Sole power to dispose or to direct the disposition:
Perceptive Advisors: 0
Mr. Edelman: 0
Master Fund: 0
Shared power to dispose or to direct the disposition:
Perceptive Advisors: 1,489,443
Mr. Edelman: 1,489,443
Master Fund: 1,489,443

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Perceptive Advisors LLC: /s/ Joseph Edelman, Joseph Edelman, Managing Member (08/14/2026)
- Joseph Edelman: /s/ Joseph Edelman, Joseph Edelman (08/14/2026)
- Perceptive Life Sciences Master Fund, Ltd.: /s/ Joseph Edelman, Joseph Edelman, Managing Member (08/14/2026)